May 3, 2018

Ms. Kimberly Browning Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Second Nature Series Trust; File Nos. 333-216601, 811-23266

Dear Ms. Browning:

On April 13, 2018, Second Nature Series Trust (the “Registrant”) filed a response letter to the comments given by you by phone on April 5, 2018 in connection with Pre-Effective Amendment No. 1 to its registration statement (the “Registration Statement”) on Form N-1A.  The Registration Statement was filed for the primary purpose of registering shares of the Childhood Essentials Growth Fund, which the Registrant has renamed the Second Nature Thematic Growth Fund (the “Fund”).

On April 23, 2018, you provided additional comments to me by phone.  Those comments are summarized below.  Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.  The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information in response to these comments, except as indicated below.

General Comment

1.

Comment:  In connection with the Fund’s name change to “Second Nature Thematic Growth Fund,” please provide an explanation of the “thematic” nature of the Fund as it relates to its principal strategies and risks.

Response  The Registrant has amended the second paragraph on page 2 to state as follows:

Principal Investment Strategies:  The Fund’s investment portfolio is constructed  around a theme of selecting companies that sell products and services that consumers buy to raise their children.  The Fund seeks to achieve its investment objective by investing in domestic common stocks of any market capitalization of

Philip.Sineneng@ThompsonHine.com F: 614.469.3361 O: 614.469.3217

Ms. Kimberly Browning

growth companies that benefit from consumers’ expenditures for products and services to protect, feed, transport, clothe, educate and provide for the physical, mental and emotional health of their children under the age of 26.~~from birth to age 18 (“Childhood Expenditures”)~~   These companies are primarily in the financial, for-profit education, real estate (home building, mortgage real estate investment trusts (“mortgage REITs”), and apartment real estate investment trusts (“apartment REITs”)), retail and telecommunications services sectors.

The Registrant has also made corresponding changes to the first paragraph under “Principal Investment Strategies on page 5 of the Prospectus.

Prospectus

Principal Investment Strategies (page 2)

2.

Comment:  In the “Principal Investment Strategies” paragraph on page 2, what is the meaning of “children” as it is used in first sentence?

Response:  The Registrant refers to its response to Comment 1.

3.

Comment:  Please make sure all Item 4 risk disclosures correlate to the Item 4 summary of the principal strategy of the Fund.  For example, the Item 4 summary is silent on the sectors specified in the Item 4 risk disclosures.

Response:  The Registrant refers to its response to Comment 1.

Principal Investment Risks (pages 2-4)

4.

Comment:  The disclosure of Financial Sector Risk remains too vague.  What is meant by the phrase “involved in” in the first sentence?  What is meant by “businesses focused on the production of a limited scope of products or services”?

Response:   The Registrant has amended its risk disclosures to state as follows:

Financial Sector Risk:  The Fund invests in companies primarily involved in retail and commercial banking, ~~thrifts and~~ mortgage finance, and insurance. ~~inancing for businesses focused on the production of a limited scope of products or services to gain greater economic advantage or efficiency over competitors, consumer finance and insurance.~~  The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or

Ms. Kimberly Browning

regulatory changes, adverse market conditions and/or increased competition.  Companies within the Financial Sector are subject to extensive government regulation, which may limit the financial commitments they can make and the interest rates and fees they can charge.  Profitability can fluctuate when interest rates change or due to increased competition.

The Registrant has also made corresponding changes to its disclosure of “Financial Sector Risk” on page 7 of the Prospectus.

5.

Comment:  The disclosure of Real Estate Sector risk remains too vague.  Please elaborate in what kinds of REITs the Fund plans to invest and add the necessary risk disclosures. Further, what does “companies offering real estate related services” mean?

Response:  The Registrant has amended its disclosures on page 4 to state as follows:

Real Estate Sector Risk:  The Fund has real estate risk when it invests in homebuilders, apartment REITs or mortgage REITs.  ~~The Fund invests in residential real estate development and operation companies. The Fund invests in companies offering real estate related services and real estate investment trusts (“REITs”)~~.  The performance of these companies have historically been cyclical and particularly sensitive to the overall economy and real estate market changes, declines in the value of real estate, saturation of the real estate market, economic downturns and defaults by borrowers or tenants during such periods, increases in competition, possible lack of mortgage funds or other limits to accessing the credit or capital markets, and rises ~~changes~~ in interest rates.  An entity that fails to qualify as a REIT for federal tax purposes would be subject to a corporate level tax.  Fund shareholders will also indirectly bear fees and expenses of REITs in addition to those at the Fund level.  Homebuilders are highly sensitive to the demand for new residential construction, which is negatively influenced by slowing population growth, rising interest rates and rising unemployment.

The Registrant has also made corresponding changes to its disclosure of “Real Estate Sector Risk” on pages 7-8 of the Prospectus.

Additional Information

6.

Comment:  Under the heading “Temporary Defensive Positions,” what are the last two sentences of the paragraph describing?  Please consider relocating to a more appropriate place in the Prospectus.

Ms. Kimberly Browning

Response:  The Registrant has revised its disclosures to state as follows:

Temporary Defensive Positions:  To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its assets, without limitation, in high-quality short-term debt securities and money market instruments.  These short-term debt securities and money market instruments include:  shares of money market mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements.  While the Fund is in a temporary defensive position, it may not achieve its investment objective.  ~~Furthermore, to the extent that the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds’ advisory fees and operational fees.  The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.~~

Cash Positions:  The Fund may also invest a substantial portion of its assets in money market mutual funds at any time to maintain liquidity or pending selection of investments in accordance with its policies.  To the extent that the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro rata portion of such money market funds’ advisory fees and operational fees.

Statement of Additional Information

7.

Comment:   On page 24, under the heading “The Adviser and Sub-Adviser,” please clarify whether personnel from the adviser and sub-adviser “may” or “will” have full daily access to the Fund’s portfolio holdings.

Response:   The Registrant has amended the first sentence of its disclosure to state as follows:

Personnel of the adviser and sub-adviser, including personnel responsible for managing the Fund’s portfolio, ~~may~~ will have full daily access to Fund portfolio holdings since that information is necessary in order for the adviser and sub-adviser to provide their management, administrative, and investment services to the Fund.

Ms. Kimberly Browning

8.

Comment:  In the fifth paragraph under the heading “Investment Sub-Adviser and Sub-Advisory Agreement” on pages 30-31, please conform the Fund’s disclosure to the disclosure provided in the notes to the Financial Statements.

Response: The Registrant has added the following sentence back to fifth paragraph:

The Adviser pays the Fund’s Sub-Adviser out of the fee it receives from the Fund.

Please contact JoAnn M. Strasser at (614) 469-3265 or me at (614) 469-3217 if you have any questions or further comments.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachment

cc:  JoAnn M. Strasser, Esq.